SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)*

Advanzeon Solutions, Inc. (f/k/a Comprehensive Care Corporation)
(Name of Issuer)
Common Stock
(Title of Class of Securities)
204620207
(CUSIP Number)
December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

________________________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A4

CUSIP No.	204620207	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON
Lloyd I. Miller, III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,790,808
	6	SHARED VOTING POWER
371,792
	7	SOLE DISPOSITIVE POWER
4,790,808
	8	SHARED DISPOSITIVE POWER
371,792
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,162,600
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.6%[1]
12		TYPE OF REPORTING PERSON
IN-OO**

** See Item 4

1 The percentage reported in this Schedule 13G/A is based upon 62,887,902 shares of Common Stock outstanding according to the Form 10-Q filed by the Issuer on August 14, 2013.

Item 1(a).	Name of Issuer:	Advanzeon Solutions, Inc.
Item 1(b).	Address of Issuers’s Principal Executive Offices:	2901 W. Busch Blvd
Suite 701
Tampa, Florida 33618

Item 2(a).	Name of Person Filing:	Lloyd I. Miller, III
Item 2(b).	Address of Principal Business Office or, if None, Residence:	3300 South Dixie Highway
Suite 1-365
West Palm Beach, Florida 33405
Item 2(c).	Citizenship:	U.S.A.
Item 2(d).	Title of Class of Securities:	Common Stock
Item 2(e).	CUSIP Number:	204620207

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:
	Not Applicable, this statement is filed pursuant to 13d-1(c)
Item 4.	OWNERSHIP: The reporting person has sole voting and dispositive power with respect to 4,790,808 of the reported securities as (i) manager of a limited liability company that is the general partner of a certain limited partnership, (ii) manager of a limited liability company that is the adviser to certain trusts, (iii) contributor to a SEP individual retirement account, and (iv) an individual. The reporting person has shared voting and dispositive power with respect to 371,792 of the reported securities as an authorized person with respect to a custody account. Of the reported securities herein (i) 5,121,100 consist of rights to purchase the Issuer’s common stock pursuant to certain warrants which were exercisable beginning on September 15, 2010 and expire on September 15, 2017 at an exercise price of $0.25 per share which were issued in connection with that certain Agreement of Exchange and Issuance of Senior Notes and Warrants dated April 30, 2010, and (ii) 41,500 consist of rights to purchase the Issuer’s common stock pursuant to certain warrants which were exercisable beginning on January 19, 2011 and expire on January 19, 2017 at an exercise price of $0.25 per share.
	(a)	5,162,600
	(b)	7.6%
	(c)	(i) sole voting power: 4,790,808
		(ii) shared voting power: 371,792
		(iii) sole dispositive power: 4,790,808
		(iv) shared dispositive power: 371,792

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not Applicable
Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Other than shares held directly by Lloyd I. Miller, III, persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not Applicable
Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not Applicable
Item 9.	NOTICE OF DISSOLUTION OF GROUP:
Not Applicable
Item 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2015	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III